Bond No.   SAA E349470 03 00
Effective Date of Change   05/31/2021

BOND CHANGES

NAMED INSURED	UBS Financial Services Incorporated of Puerto Rico
AND ADDRESS:	250 Muñoz Rivera Avenue San Juan, PR 00918

THIS RIDER CHANGES THE BOND. **PLEASE READ IT CAREFULLY.**	**AGENT'S NAME AND ADDRESS:** New Alliance Insurance Agency, Inc. P.O. Box 195555 San Juan, Puerto Rico 00919

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

BOND PERIOD: From 05/31/2021   To   05/31/2022
12:01 A.M. Standard Time at the address of the Named Insured

Amend Endorsement No. 12

FORMS AND RIDERS hereby added:

FI7012 05-12

FORMS AND RIDERS hereby amended:

FI7343 08-15

FORMS AND RIDERS hereby deleted:

RIDER NO. 12

JOINT INSURED LIST

To be attached to and form part of **INVESTMENT COMPANY BOND**,

Bond No.   SAA E349470 03 00

In favor of   UBS Financial Services Incorporated
                    of Puerto Rico

It is agreed that:

1.   At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

UBS Financials Services Incorporated of Puerto Rico
UBS Trust Company of Puerto Rico
UBS Asset Managers of Puerto Rico, a Division of UBS Trust Company of Puerto Rico

Tax Free Fund for Puerto Rico Residents, Inc.
Tax Free Target Maturity Fund for Puerto Rico Residents, Inc.
Tax Free Fund II for Puerto Rico Residents, Inc.
Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc.
Tax-Free High Grade Portfolio Bond Fund for Puerto Rico Residents, Inc.
GNMA & US Government Target Maturity Fund for Puerto Rico Residents, Inc.
Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc.
Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc.
Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc.
Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc.
Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc.
Tax-Free Fixed Income Fund VI for Puerto Rico Residents, Inc.
Short Term Investment Fund for Puerto Rico Residents, Inc
US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc.
U.S. Monthly Income Fund for Puerto Rico Residents, Inc.
Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc.
Multi-Select Securities Fund for Puerto Rico Residents, Inc.

Multi - Select Securities Puerto Rico Fund - International Portfolio I
Multi - Select Securities Puerto Rico Fund - Large Cap Core Portfolio I
Multi - Select Securities Puerto Rico Fund - Large Cap Growth Portfolio I
Multi - Select Securities Puerto Rico Fund - Large Cap Value Portfolio I
Multi - Select Securities Puerto Rico Fund - Mid Cap Core Portfolio I
Multi - Select Securities Puerto Rico Fund - Small Cap Core Portfolio I
Multi - Select Securities Puerto Rico Fund - US Large Cap ETF Portfolio I

UBS IRA Select Growth & Income Puerto Rico Fund - Puerto Rico Fixed Income Portfolio
UBS IRA Select Growth & Income Puerto Rico Fund - Puerto Rico Equity Portfolio
UBS IRA Select Growth & Income Puerto Rico Fund - US Equity Portfolio I
UBS IRA Select Growth & Income Puerto Rico Fund - US Equity Portfolio II

UBS IRA Select Growth & Income Puerto Rico Fund - US Equity Portfolio III
UBS IRA Select Growth & Income Puerto Rico Fund - US Equity Portfolio IV

U.S Municipal & Income Fund, Inc.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 05/31/2021 standard time.

Secretary's Certificate

I, Liana I. Loyola, Secretary of GNMA & US Government Target Maturity Fund for Puerto Rico Residents, Inc., Multi-Select Securities Fund for Puerto Rico Residents, Short Term Investment Fund for Puerto Rico Residents, Inc., Tax Free Fund for Puerto Rico Residents, Inc., Tax Free Fund II for Puerto Rico Residents, Inc., Tax Free Target Maturity Fund for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund VI for Puerto Rico Residents, Inc., Tax-Free High Grade Portfolio Bond Fund for Puerto Rico Residents, Inc., Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc., Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc., U.S. Monthly Income Fund for Puerto Rico Residents, Inc., and US Mortgage-Backed & Income Fund for Puerto Rico Residents, Inc. (each, a "Fund", collectively, the "Funds"), hereby certify that the following resolutions were adopted by the Boards of Directors of the Funds, including a majority of the Independent Directors, at a meeting duly called and held on May 11, 2021, at which a quorum was present and acting throughout:

> **RESOLVED**, that the joint fidelity bond coverage for the period from May 31, 2021 to May 31, 2022 written by Great American Insurance Company (the "Bond"), in the aggregate amount of $8,025,000 covering among others, officers and employees of each Fund, UBS Financial Services Incorporated of Puerto Rico, UBS Trust Company of Puerto Rico and UBS Asset Managers of Puerto Rico in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) under the 1940 Act, is reasonable in form and amount, having given due consideration to, among other things, (i) the value of the aggregate assets of the Funds to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the portfolios of the Funds and (iv) the amount of the bond and the premium for such bond (v) the action of the Funds in joining such joint fidelity bond, and (iii) the Funds' participation in such joint fidelity bond as being in the best interest of the Funds; and it is

> **FURTHER RESOLVED**, that the total premium of $35,254 for the Bond for the period from May 31, 2021 to May 31, 2022 is determined to be reasonable and is hereby approved in all respects; and it is

> **FURTHER RESOLVED**, that the Funds enter into an agreement with each other substantially in the form presented to the meeting pursuant to which, in the event recovery is received under the fidelity bond authorized by the immediately preceding votes as a result of the loss by two or more of the insureds under the Bond, each insured shall receive an equitable and proportionate share of such recovery but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act; and it is

> **FURTHER RESOLVED**, that the obtaining of said Bond is deemed by the Board (all Directors voting) and separately by a majority of the Independent Directors, to be reasonable as to amount, type and form and in the best interest of each Fund and it is hereby approved; and it is

> **FURTHER RESOLVED**, that the Secretary of the Funds shall file or cause to be filed the Bond and any appropriate notices with the SEC in accordance with paragraph (g) of Rule 17g-1 of the 1940 Act concerning the Bond; and it is

FURTHER RESOLVED, that the form and content of the Joint Fidelity Bond Agreement, as presented at this meeting, be and hereby is approved; and it is

FURTHER RESOLVED, that the appropriate officers of the Funds be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board's approval.

Dated: June 9, 2021

/s/ Liana I. Loyola
Liana I. Loyola
Secretary